

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 15, 2017

Andre S. Valentine
Chief Financial Officer
Convergys Corporation
201 East Fourth Street
Cincinnati, Ohio 45202

  Re: **Convergys Corporation**
    Form 10-K for the Fiscal Year Ended December 31, 2016
    Filed February 22, 2017
    File No. 001-14379

Dear Mr. Valentine:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Craig D. Wilson

        Craig D. Wilson
        Sr. Asst. Chief Accountant
        Office of Information Technologies
        and Services